UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

May 12, 2007

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3rd, Floor, Santiago Chile (562) 686 8900

(Address and phone number of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Page
1. Notice of appointment of members of the Board Committee	2

EXHIBIT 1

G.G. 2007 / 78

Santiago, April 30, 2007

Rol. S.V.S. No. 4272

Superintendent of Securities and Insurance

Ref: Notice of appointment of members of the Board Committee

Dear Sir:

In accordance with Communication No. 1526 of said Superintendency, we hereby provide notice that the Board of Directors of the Company, at the Ordinary Meeting held on April 27, 2007, appointed the members of the Board Committee in accordance with that stated in Article 50 bis of the Chilean Corporations Law No. 18.046. The members of the Committee include Permanent Directors Axel Christensen de la Cerda, Jorge Rodriguez Grossi and Eduardo Dutrey, and their respective Alternate Directors, Jorge Luiz Busato, Luciano Barquin and Bernerd Da Santos.

For purpose of that stated in Communication No. 1526 of said Superintendency, it is expressly stated that the Directors of the Company were appointed at the General Shareholders Ordinary Meeting held on April 20, 2007 with the votes of the controlling shareholder.

We inform you that, in accordance with Communication 1667, modifications to the Board Committee will be sent to such Superintendency through SEIL.

Cordially,

Felipe Ceron
Chief Executive Officer
AES Gener S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
Date:	May 12, 2007	By:	/s/ FELIPE CERON Felipe Ceron Chief Executive Officer